FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 8/1/2017

Ternium S.A.

(Translation of Registrant's name into English)

Ternium S.A.
29 Avenue de la Porte-Neuve – 3rd floor

L-2227 Luxembourg

(352) 2668-3152

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes          No  Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing second quarter 2017 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio Name: Pablo Brizzio Title: Chief Financial Officer	By: /s/ Daniel Novegil Name: Daniel Novegil Title: Chief Executive Officer

Dated: August 1, 2017

Sebastián Martí

Ternium - Investor Relations

+1   (866) 890 0443

+54 (11) 4018 2389

www.ternium.com

Ternium Announces Second Quarter and First Half 2017 Results

Luxembourg, August 1, 2017 – Ternium S.A. (NYSE: TX) today announced its results for the second quarter and first half ended June 30, 2017.

The financial and operational information contained in this press release is based on Ternium S.A.’s operational data and consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and presented in U.S. dollars (USD) and metric tons.

Summary of Second Quarter 2017 Results

	2Q 2017	1Q 2017		2Q 2016

Steel Shipments (tons)	2,641,000	2,475,000	7%	2,608,000	1%
Iron Ore Shipments (tons)	875,000	863,000	1%	811,000	8%
Net Sales (USD million)	2,262.6	2,040.1	11%	1,862.8	21%
Operating Income (USD million)	392.8	364.2	8%	293.5	34%
EBITDA[1] (USD million)	497.9	464.8	7%	392.8	27%
EBITDA Margin (% of net sales)	22.0%	22.8%		21.1%
EBITDA per Ton[2] (USD)	188.5	187.8		150.6
Net Income (USD million)	281.8	310.4		174.3
Equity Holders' Net Income (USD million)	249.7	261.3		154.0
Earnings per ADS (USD)	1.27	1.33		0.78

    EBITDA of USD497.9 million in the second quarter 2017, 7% higher sequentially, with higher shipments and slightly lower EBITDA margin.
    Earnings per American Depositary Share (ADS)3 of USD1.27 in the second quarter 2017, a sequential decrease of USD0.06 per ADS.
    Capital expenditures of USD98.6 million in the second quarter 2017, up from USD83.9 million in the first quarter 2017.
    Net debt position of USD1.2 billion at the end of June 2017, up from USD0.9 billion at the end of March 2017 and equivalent to 0.7 times net debt to last twelve months EBITDA. Of note in the second quarter 2017 were dividend payments of USD226.9 million.

  1 EBITDA in the second quarter 2017 equals operating income of USD392.8 million adjusted to exclude depreciation and amortization of USD105.0 million.

  2 Consolidated EBITDA divided by steel shipments.

  3 Each American Depositary Share (ADS) represents 10 shares of Ternium’s common stock.  Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.

  Ternium’s operating income in the second quarter 2017 was USD392.8 million, a USD28.7 million increase compared to operating income in the first quarter 2017 due mainly to higher shipments. The company’s shipments were 166,000 tons higher compared to the first quarter 2017, as a result of a 57,000-ton increase in Mexico, a 54,000-ton increase in the Southern Region and a 54,000-ton increase in Other Markets. Operating margin4 was relatively stable, with a USD33 increase in steel revenue per ton, mainly due to higher realized prices in Mexico, mostly offset by an increase in operating cost per ton5 mainly related to higher raw material and purchased slab costs.

  Compared to the second quarter 2016, the company’s operating income in the second quarter 2017 increased USD99.3 million, with higher operating margin and slightly higher shipments. Operating margin in the second quarter 2017 increased year-over-year principally due to USD142 higher steel revenue per ton partially offset by USD100 higher steel operating cost per ton. Steel revenue per ton increased as a result of higher realized prices in all of Ternium’s markets. The increase in operating cost per ton was mainly related to higher raw material and purchased slab costs. Shipments were 33,000 tons higher compared to the second quarter 2016, mainly as a result of a 50,000-ton increase in the Southern Region and a 16,000-ton increase in Other Markets, partially offset by a 34,000-ton decrease in Mexico.

  The company’s net income in the second quarter 2017 was USD281.8 million, compared to USD310.4 million in the first quarter 2017. The USD28.6 million decrease in net income was mainly due to higher net financial expenses and an increase in the effective tax rate, partially offset by the above mentioned higher operating income. The effective tax rate in the first and second quarters of 2017 was significantly reduced by the non-cash effect on deferred taxes of the appreciation of the Mexican peso against the US dollar, of 10% and 5%, respectively.

  Relative to the prior-year-period, net income in the second quarter 2017 increased USD107.5 million mainly due to higher operating income and a decrease in effective tax rate, partially offset by higher net financial expenses. Net income in the second quarter 2017 included a net foreign exchange loss of USD37.5 million, compared to a gain of USD19.8 in the same quarter in 2016.  The net foreign exchange loss in the second quarter 2017 was mainly due to the non-cash negative impact of the Argentine peso’s 7% depreciation against the U.S. dollar on Siderar’s U.S. dollar financial position, which is offset by changes in Ternium’s net equity position in the currency translation adjustments line, and to the negative impact of the Mexican peso’s 5% appreciation against the U.S. dollar on a net short local currency position in Ternium’s Mexican subsidiaries.

  4 Operating margin is equal to revenue per ton minus operating cost per ton.

  5 Operating cost per ton is equal to cost of sales plus SG&A, divided by shipments.

  Summary of First Half 2017 Results

	1H 2017	1H 2016

Steel Shipments (tons)	5,116,000	5,038,000	2%
Iron Ore Shipments (tons)	1,738,000	1,646,000	6%
Net Sales (USD million)	4,302.7	3,518.3	22%
Operating Income (USD million)	757.0	495.9	53%
EBITDA (USD million)	962.6	695.8	38%
EBITDA Margin (% of net sales)	22.4%	19.8%
EBITDA per Ton (USD)	188.2	138.1
Net Income (USD million)	592.2	297.8
Equity Holders' Net Income (USD million)	511.0	248.4
Earnings per ADS (USD)	2.60	1.27

  •     EBITDA6  of USD962.6 million in the first half 2017, a 38% year-over-year increase mainly as a result of higher EBITDA per ton and slightly higher shipments.

    Earnings per ADS7 of USD2.60 in the first half 2017, a year-over-year increase of USD1.34 per ADS
    Capital expenditures of USD182.5 million in the first half 2017, down from USD230.2 million in the first half 2016.

  Operating income in the first half 2017 was USD757.0 million, a USD261.1 million increase compared to operating income in the first half 2016 due to higher operating margin and slightly higher shipments. Operating margin increased, mainly reflecting USD143 higher steel revenue per ton partially offset by USD94 higher steel operating cost per ton. Steel revenue per ton increased as a result of higher prices in all of Ternium’s steel markets. The increase in operating cost per ton was mainly due to higher raw material and purchased slab costs. Shipments were 77,000 tons higher compared to the first half 2016, mainly as a result of a 36,000-ton increase in the Southern Region, a 33,000-ton increase in Mexico and an 8,000-ton increase in Other Markets.

  Net income in the first half 2017 was USD592.2 million, compared to net income of USD297.8 million in the first half 2016. The USD294.3 million increase in the year-over-year comparison was mainly due to higher operating income and a lower effective tax rate, partially offset by higher net financial expenses, which included a USD79.9 million negative year-over-year difference in net foreign exchange results mainly related to the effect of the fluctuations of the Mexican peso against the U.S. dollar on a net short local currency position in Ternium’s Mexican subsidiaries.

  6 EBITDA in the first half 2017 equals operating income of USD757.0 million adjusted to exclude depreciation and amortization of USD205.6 million.

  7 Each American Depositary Share (ADS) represents 10 shares of Ternium’s common stock.  Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.

  Outlook

  Steel market fundamentals in the North American region remain healthy, with steady end-user demand, adequate steel inventory levels and a higher than 75% capacity utilization rate. Ternium expects these factors to be supportive for steel prices in the region. At the same time, China’s steel domestic demand and production levels continue growing. In addition, finished steel imports in the U.S. are reaching 30% of the steel market. Many of these imports are being made under unfair terms, and the company is confident the governments in the region will continue working toward achieving a level playing field for the steel industry.

  In Argentina, signals of recovery in many sectors of the economy point to a strong second half of the year, and as a result GDP in the country could grow more than 2.5% in 2017. Good operating conditions in the agribusiness industry, a pick-up in public infrastructure investment and the gradual deployment of resources for the development of shale oil and gas fields by local and international oil companies are fostering an increase in steel demand. The company believes these developments could support a 10% growth in flat steel consumption in Argentina in 2017.

  Ternium expects a sequential decrease of operating income in the third quarter 2017 compared to the second quarter 2017, as a result of lower shipments and operating margin. Following record steel shipments in the second quarter 2017, the company anticipates lower volumes in the third quarter 2017 as a result of a seasonal decrease in Mexico, especially in the automotive and HVAC industries, partially offset by an increase in Argentina. Ternium expects slightly lower revenue per ton in the third quarter 2017 compared to the second quarter 2017 mainly as a result of lower realized prices in Mexico in connection with the usual lag effect of regular price resets contained in industrial customer sales contracts, and higher operating cost per ton due to higher purchased slab and raw material costs.

  Analysis of Second Quarter 2017 Results

  Net gain attributable to Ternium’s equity owners in the second quarter 2017 was USD249.7 million, compared to net gain attributable to Ternium’s equity owners of USD154.0 million in the second quarter 2016. Including non-controlling interest, net gain for the second quarter 2017 was USD281.8 million, compared to net gain of USD174.3 million in the second quarter 2016. Earnings per ADS in the second quarter 2017 were USD1.27, compared to earnings per ADS of USD0.78 in the second quarter 2016.

  Net sales in the second quarter 2017 were USD2.3 billion, or 21% higher than net sales in the second quarter 2016. The following table outlines Ternium’s consolidated net sales for the second quarter 2017 and the second quarter 2016:

	Net Sales (million USD)
	2Q 2017	2Q 2016	Dif.
Mexico	1,424.2	1,185.9	20%
Southern Region	563.5	451.0	25%
Other Markets	270.9	222.8	22%
Total steel products net sales	2,258.6	1,859.7	21%
Other products[1]	4.1	2.5	62%
Steel segment net sales	2,262.6	1,862.2	22%

Mining segment net sales	55.6	48.4	15%
Intersegment eliminations	(55.6)	(47.7)
Net sales	2,262.6	1,862.8	21%

  1   The item "Other products" primarily includes pig iron.

  Cost of sales was USD1.7 billion in the second quarter 2017, an increase of USD278.4 million compared to the second quarter 2016. This was principally due to a USD263.5 million, or 26%, increase in raw material and consumables used, mainly reflecting higher iron ore, coking coal, scrap, and purchased slabs costs, and a 1% increase in steel shipments volume; and to a USD14.9 million increase in other costs, mainly including a USD21.7 million increase in labor cost, a USD6.3 million increase in depreciation of property, plant and equipment and a USD3.1 million increase in services and fees, partially offset by a USD16.1 million decrease in maintenance expenses.

  Selling, General & Administrative (SG&A) expenses in the second quarter 2017 were USD189.0 million, or 8.4% of net sales, an increase of USD9.0 million compared to SG&A expenses in the second quarter 2016, mainly due to higher labor costs and services and fees expenses, partially offset by lower taxes and contributions (other than income tax).

  Other net operating expense in the second quarter 2017 was a USD12.6 million loss, compared to a USD0.4 million gain in the second quarter 2016. Other net operating expense in the second quarter 2017 included a USD15.9 million donation related to the Roberto Rocca technical school in Pesquería, Nuevo León, Mexico.

  Operating income in the second quarter 2017 was USD392.8 million, or 17.4% of net sales, compared to operating income of USD293.5 million, or 15.8% of net sales, in the second quarter 2016. The following table outlines Ternium’s operating income by segment for the second quarter 2017 and second quarter 2016:

	Steel segment		Mining segment		Intersegment eliminations		Total
USD million	2Q 2017	2Q 2016	2Q 2017	2Q 2016	2Q 2017	2Q 2016	2Q 2017	2Q 2016
Net Sales	2,262.6	1,862.2	55.6	48.4	(55.6)	(47.7)	2,262.6	1,862.8
Cost of sales	(1,665.3)	(1,389.4)	(53.7)	(47.8)	50.8	47.4	(1,668.2)	(1,389.7)
SG&A expenses	(186.1)	(177.0)	(2.9)	(3.0)	-	-	(189.0)	(180.0)
Other operating (expense) income, net	(12.7)	0.1	0.1	0.3	-	-	(12.6)	0.4
Operating income (expense)	398.5	295.9	(0.9)	(2.1)	(4.7)	(0.3)	392.8	293.5

EBITDA	491.7	384.7	10.9	8.4	(4.7)	(0.3)	497.9	392.8

  Steel reporting segment

  The steel segment’s operating income was USD398.5 million in the second quarter 2017, an increase of USD102.6 million compared to the second quarter 2016, reflecting higher net sales, partially offset by higher operating cost.

  Net sales of steel products in the second quarter 2017 increased 22% compared to the second quarter 2016, reflecting a 20% higher revenue per ton and a 33,000-ton increase in shipments. The USD142 increase in revenue per ton reflected higher steel prices in all of Ternium’s steel markets. Total shipments remained relatively stable in the second quarter 2017 year-over-year mainly due to higher volumes in the Southern Region and in Other Markets, partially offset by lower shipments in Mexico.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue/ton (USD/ton)
	2Q 2017	2Q 2016	Dif.	2Q 2017	2Q 2016	Dif.	2Q 2017	2Q 2016	Dif.
Mexico	1,424.2	1,185.9	20%	1,720.4	1,754.2	-2%	828	676	22%
Southern Region	563.5	451.0	25%	599.4	549.0	9%	940	821	14%
Other Markets	270.9	222.8	22%	321.0	304.5	5%	844	732	15%

Total steel products	2,258.6	1,859.7	21%	2,640.8	2,607.7	1%	855	713	20%
Other products[1]	4.1	2.5	62%		2Q 2016

Steel segment	2,262.6	1,862.2	22%
[1] The item "Other products" primarily includes pig iron.

  Operating cost increased 18% in the second quarter 2017, due to a 17% increase in cost per ton and the above mentioned 1% increase in shipments. The increase in cost per ton year-over-year was mainly the result of higher purchased slab and raw material costs.

  Mining reporting segment

  The mining segment’s operating income was a loss of USD0.9 million in the second quarter 2017, compared to a loss of USD2.1 million in the second quarter 2016, mainly reflecting higher iron ore sales partially offset by higher operating cost.

  Mining products net sales in the second quarter 2017 increased USD7.1 million, mainly as a result of higher shipments and higher revenue per ton. Shipments were 875,000 tons, 8% higher than in the second quarter 2016.

	Mining segment
	2Q 2017	2Q 2016	Dif.
Net Sales (million USD)	55.6	48.4	15%
Shipments (thousand tons)	874.5	811.4	8%
Revenue per ton (USD/ton)	64	60	6%

  Operating cost increased 12% year-over-year, mainly due to the above mentioned 8% increase in shipment volumes and a 3% increase in operating cost per ton.

  EBITDA in the second quarter 2017 was USD497.9 million, or 22.0% of net sales, compared to USD392.8 million, or 21.1% of net sales, in the second quarter 2016.

  Net financial results were a USD67.1 million loss in the second quarter 2017, compared to a USD0.2 million loss in the second quarter 2016. During the second quarter 2017, Ternium’s net financial interest results totaled a loss of USD19.6 million, compared to a loss of USD19.8 million in the second quarter 2016.

  Net foreign exchange results were a loss of USD37.5 million in the second quarter 2017 compared to a gain of USD19.8 million in the second quarter 2016. The second quarter 2017 loss was mainly due to the negative impact of the Mexican peso’s 5% appreciation against the U.S. dollar on a net short local currency position in Ternium’s Mexican subsidiaries, and the Argentine peso’s 7% depreciation against the U.S. dollar on Ternium’s Argentine subsidiary Siderar’s U.S. dollar financial position (which uses the Argentine peso as its functional currency). The second quarter 2016 gain was mainly due to the positive impact of the Mexican peso’s 8% depreciation against the U.S. dollar.

  Change in fair value of financial instruments included in net financial results was a USD9.8 million loss in the second quarter 2017 compared to a USD0.4 million gain in the second quarter 2016. The loss in the second quarter 2017 was mainly related to certain derivative instruments entered into to compensate for the interest rate charges derived from Ternium’s Argentine subsidiary Siderar’s Argentine peso denominated financial debt.

  Equity in results of non-consolidated companies was a gain of USD15.2 million in the second quarter 2017, compared to a gain of USD4.9 million in the second quarter 2016, mainly due to better results from Ternium’s investment in Usiminas.

  Income tax expense in the second quarter 2017 was USD59.1 million, or 17% of income before income tax expense, compared to an income tax expense of USD124.0 million in the second quarter 2016, or 42% of income before income tax expense. Effective tax rate in the second quarter 2017 included a non-cash gain on deferred taxes due to the 5% appreciation of the Mexican peso against the U.S. dollar during the period, which increases, in U.S. dollar terms, the tax base used to calculate deferred tax at our Mexican subsidiaries (which have the U.S dollar as their functional currency). Effective tax rate in the second quarter 2016 included a non-cash charge on deferred taxes due to the 8% depreciation of the Mexican peso against the U.S. dollar during that period.

  Net gain attributable to non-controlling interest in the second quarter 2017 was USD32.1 million, compared to net gain of USD20.3 million in the same period in 2016.

  Analysis of First Half 2017 Results

  Net income attributable to Ternium’s equity owners in the first half 2017 was USD511.0 million, compared to a net income attributable to Ternium’s equity owners of USD248.4 million in the first half 2016. Including non-controlling interest, net income for the first half 2017 was USD592.2 million, compared to net income of USD297.8 million in the first half 2016. Earnings per ADS in the first half 2017 were USD2.60, compared to earnings of USD1.27 in in the first half 2016.

  Net sales in the first half 2017 were USD4.3 billion, 22% higher than net sales in the first half 2016. The following table outlines Ternium’s consolidated net sales for the first half 2017and the first half 2016:

	Net Sales (million USD)
	1H 2017	1H 2016	Dif.
Mexico	2,724.0	2,176.4	25%
Southern Region	1,074.9	915.1	17%
Other Markets	494.7	418.8	18%
Total steel products net sales	4,293.6	3,510.3	22%
Other products[1]	9.1	6.9	31%
Steel segment net sales	4,302.7	3,517.2	22%

Mining segment net sales	118.2	92.2	28%
Intersegment eliminations	(118.2)	(91.1)
Net sales	4,302.7	3,518.3	22%

  1   The item “Other products” primarily includes pig iron.

  Cost of sales was USD3.2 billion in the first half 2017, an increase of USD488.1 million compared to the first half 2016. This was principally due to a USD453.2 million, or 23%, increase in raw material and consumables used, mainly reflecting higher iron ore, coking coal, scrap, energy and purchased slab costs and a 2% increase in steel shipments volume; and to a USD34.9 million increase in other costs, mainly including a USD39.3 million increase in labor cost, a USD5.5 million increase in depreciation of property, plant and equipment and a USD4.3 million increase in services and fees, partially offset by a USD15.4 million decrease in maintenance expenses.

  Selling, General & Administrative (SG&A) expenses in the first half 2017 were USD361.3 million, or 8.4% of net sales, an increase of USD17.3 million compared to SG&A expenses in the first half 2016 mainly due to higher labor costs, services and fees expenses, partially offset by lower taxes and contributions (other than income tax).

  Other net operating expense in the first half 2017 was a USD19.8 million loss, compared to a USD1.9 million loss in the first half 2016 mainly as a result of a donation related to the Roberto Rocca technical school in Pesquería, Nuevo León, Mexico in the second quarter 2017.

  Operating income in the first half 2017 was USD757.0 million, or 17.6% of net sales, compared to operating income of USD495.9 million, or 14.1% of net sales, in the first half 2016.  The following table outlines Ternium’s operating income by segment for the first half 2017 and the first half 2016.

	Steel segment		Mining segment		Intersegment eliminations		Total
USD million	1H 2017	1H 2016	1H 2017	1H 2016	1H 2017	1H 2016	1H 2017	1H 2016
Net Sales	4,302.7	3,517.2	118.2	92.2	(118.2)	(91.1)	4,302.7	3,518.3
Cost of sales	(3,179.5)	(2,672.4)	(102.3)	(95.8)	117.2	91.6	(3,164.6)	(2,676.5)
SG&A expenses	(356.1)	(338.3)	(5.2)	(5.7)	-	-	(361.3)	(344.0)
Other operating (expense) income, net	(20.1)	(0.8)	(0.3)	(1.1)	-	-	(19.8)	(1.9)
Operating income (expense)	747.0	505.7	10.9	(10.3)	(0.9)	0.5	757.0	495.9

EBITDA	929.4	683.6	34.2	11.8	(0.9)	0.5	962.6	695.8

  Steel reporting segment

  The steel segment’s operating income was USD747.0 million in the first half 2017, an increase of USD241.2 million compared to the operating income in the first half 2016, reflecting higher net sales, partially offset by higher operating cost.

  Net sales of steel products in the first half 2017 increased 22% compared to net sales in the first half 2016, reflecting a USD143 increase in steel revenue per ton and a 77,000 tons increase in shipments. Revenue per ton increased 20% reflecting higher steel prices in Ternium’s main markets. Shipments increased 2% year-over-year in the first half 2017 due to higher shipments in all the markets.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue/ton (USD/ton)
	1H 2017	1H 2016	Dif.	1H 2017	1H 2016	Dif.	1H 2017	1H 2016	Dif.
Mexico	2,724.0	2,176.4	25%	3,383.4	3,350.9	1%	805	650	24%
Southern Region	1,074.9	915.1	17%	1,144.5	1,108.0	3%	939	826	14%
Other Markets	494.7	418.8	18%	587.7	579.4	1%	842	723	16%

Total steel products	4,293.6	3,510.3	22%	5,115.6	5,038.2	2%	839	697	20%
Other products[1]	9.1	6.9	31%

Steel segment	4,302.7	3,517.2	22%
[1] The item "Other products" primarily includes pig iron.

  Operating cost increased 17% due to a 16% increase in operating cost per ton and the above-mentioned 2% increase in shipment volumes. The increase in operating cost per ton was mainly due to higher raw material, purchased slab, energy and labor costs.

  Mining reporting segment

  The mining segment’s operating income was a gain of USD10.9 million in the first half 2017, compared to a loss of USD10.3 million in the first half 2016, reflecting higher iron ore sales and slightly higher operating cost.

  Net sales of mining products in the first half 2017 were 28% higher than those in the first half 2016, reflecting 21% higher revenue per ton and 6% higher shipments.

	Mining segment
	1H 2017	1H 2016	Dif.
Net Sales (million USD)	118.2	92.2	28%
Shipments (thousand tons)	1,737.9	1,645.8	6%
Revenue per ton (USD/ton)	68	56	21%

  Operating cost increased 6% year-over-year mainly due to the above mentioned 6% increase in shipment volumes and a stable operating cost per ton.

  EBITDA in the first half 2017 was USD962.6 million, or 22.4% of net sales, compared with USD695.8 million, or 19.8% of net sales, in the first half 2016.

  Net financial results were USD107.0 million loss in the first half 2017, compared to USD22.0 million loss in the first half 2016. During the first half 2017, Ternium’s net financial interest results totaled a loss of USD36.4 million, compared with a loss of USD29.4 million in the first half 2016, reflecting higher weighted average interest rates, partially offset by lower average indebtedness.

  Net foreign exchange results included a USD79.9 million negative year-over-year difference in net foreign exchange results mainly related to the effect of the fluctuations of the Mexican peso against the U.S. dollar on a net short local currency position in Ternium’s Mexican subsidiaries. In the first half 2017, the Mexican peso appreciated 15% against the U.S. dollar.

  Change in fair value of financial instruments included in net financial results was a USD9.5 million gain in the first half 2017 compared to a USD8.0 million gain in the first half 2016.

  Equity in results of non-consolidated companies was a gain of USD36.6 million in the first half 2017, compared to a gain of USD7.3 million in the first half 2016, mainly due to better results from Ternium’s investment in Usiminas.

  Income tax expense in the first half 2017 was USD94.4 million, or 14% of income before income tax, compared to an income tax expense of USD183.3 million, or 38% of income before income tax, in the first half 2016. Effective tax rate in the first half 2017 included a non-cash gain on deferred taxes due to the 15% appreciation of the Mexican peso against the U.S. dollar during the period.

  Net gain attributable to non-controlling interest in the first half 2017 was USD81.1 million, compared to a net gain of USD49.5 million in the first half 2016.

  Cash Flow and Liquidity

  Net cash provided by operating activities in the first half 2017 was USD106.5 million. Working capital increased by USD458.5 million in the first half 2017 as a result of a USD318.0 million increase in inventories and an aggregate USD284.4 million increase in trade and other receivables, partially offset by an aggregate USD143.9 million increase in accounts payable and other liabilities. The increase in the value of inventories in the first half 2017 was mainly due to USD189.4 million higher costs of slabs, goods in process and finished goods principally as a result of the pass-through of higher purchased slab, scrap, coal and iron ore prices, USD85.1 million higher steel volume and USD43.5 million higher prices and volume of raw materials and other. In addition, during the first half 2017, Ternium made tax payments of an aggregate USD403.9 million.

  Capital expenditures in the first half 2017 were USD182.5 million, USD47.7 million lower than in the first half 2016. The main investments carried out during the period included those made for the improvement of environmental and safety conditions at certain facilities, the upgrade and expansion of two hot strip mills, the expansion of connectivity and equipment automation, and in Peña Colorada’s iron ore operations.

  In the first half 2017, Ternium had negative free cash flow of USD76.0 million8. The company’s net proceeds from borrowings in the first half 2017 were USD331.1 million. Net dividends paid to shareholders were USD196.3 million and net dividends paid by subsidiaries to non-controlling interest were USD30.6 million. As of June 30, 2017, Ternium’s net debt position was USD1.2 billion9.

  Net cash provided by operating activities in the second quarter 2017 was USD20.7 million. Working capital increased by USD140.7 million in the second quarter 2017 as a result of an USD85.2 million increase in inventories and an aggregate USD86.0 million net increase in trade and other receivables, partially offset by an aggregate USD30.5 million net increase in accounts payable and other liabilities. The increase in the value of inventories in the second quarter 2017 was mainly due to higher costs of slabs, goods in process and finished goods principally as a result of the pass-through of higher purchased slab, scrap, coal and iron ore prices, partially offset by lower steel volume and lower volume and prices of raw materials and other. Capital expenditures in the second quarter 2017 were USD98.6 million, USD33.7 million lower than in the second quarter 2016. In addition, during the second quarter 2017, Ternium made tax payments of an aggregate USD337.1 million. Consequently, Ternium had negative free cash flow of USD77.9 million10 in the period.

  8  Negative free cash flow in the first half 2017 equals net cash provided by operating activities of USD106.5 million less capital expenditures of USD182.5 million.

  9  Net debt position at June 30, 2017 equals borrowings of USD1.5 billion less cash and equivalents plus other investments of USD0.3 billion.

  Forward Looking Statements

  Some of the statements contained in this press release are “forward-looking statements”.  Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.  These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

  About Ternium

  Ternium is a leading steel producer in Latin America, with an annual production capacity of approximately 11.0 million tons of finished steel products. The company manufactures and processes a broad range of value-added steel products for customers active in the construction, automotive, home appliances, capital goods, container, food and energy industries.  With production facilities located in Mexico, Argentina, Colombia, the southern United States and Guatemala, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network.  In addition, Ternium participates in the control group of Usiminas, a Brazilian steel company.  More information about Ternium is available at www.ternium.com.

  10 Negative free cash flow in the second quarter 2017 equals net cash provided by operating activities of USD20.7 million less capital expenditures of USD98.6 million.

  Consolidated Income Statement

USD million	2Q 2017	2Q 2016	1H 2017	1H 2016
	(Unaudited)		(Unaudited)
Net sales	2,262.6	1,862.8	4,302.7	3,518.3
Cost of sales	(1,668.2)	(1,389.7)	(3,164.6)	(2,676.5)
Gross profit	594.5	473.1	1,138.1	841.8
Selling, general and administrative expenses	(189.0)	(180.0)	(361.3)	(344.0)
Other operating (expenses) income, net	(12.6)	0.4	(19.8)	(1.9)
Operating income	392.8	293.5	757.0	495.9

Finance expense	(24.1)	(23.9)	(45.5)	(36.5)
Finance income	4.5	4.1	9.1	7.1
Other financial (expenses) income, net	(47.5)	19.6	(70.6)	7.4
Equity in earnings of non-consolidated companies	15.2	4.9	36.6	7.3
Profit before income tax expense	340.9	298.2	686.5	481.2
Income tax expense	(59.1)	(124.0)	(94.4)	(183.3)
Profit for the period	281.8	174.3	592.2	297.8

Attributable to:
Owners of the parent	249.7	154.0	511.0	248.4
Non-controlling interest	32.1	20.3	81.1	49.5
Profit for the period	281.8	174.3	592.2	297.8

  Consolidated Statement of Financial Position

USD million	June 30, 2017	December 31, 2016
Property, plant and equipment, net	4,160.2	4,136.0
Intangible assets, net	831.9	842.6
Investments in non-consolidated companies	453.8	418.4
Deferred tax assets	111.5	85.8
Receivables, net	142.9	132.6
Trade receivables, net	0.9	1.3
Other investments	5.9	6.0
Total non-current assets	5,707.0	5,622.6

Receivables	112.0	79.8
Derivative financial instruments	39.5	0.3
Inventories, net	1,936.6	1,647.9
Trade receivables, net	932.2	633.7
Other investments	153.2	144.9
Cash and cash equivalents	178.3	183.5
Total current assets	3,378.9	2,690.1

Non-current assets classified as held for sale	9.7	10.2

Total assets	9,095.6	8,322.9

Capital and reserves attributable to the owners of the parent	4,728.8	4,391.3
Non-controlling interest	816.6	775.3

Total Equity	5,545.4	5,166.6

Provisions	7.3	7.0
Deferred tax liabilities	481.5	609.0
Other liabilities	353.3	302.8
Trade payables	5.5	9.3
Financial Lease liabilities	66.5	-
Borrowings	291.4	396.7
Total non-current liabilities	1,205.5	1,324.8

Current income tax liabilities	48.5	178.1
Other liabilities	265.4	228.1
Trade payables	768.1	603.1
Derivative financial instruments	6.4	0.3
Financial Lease liabilities	9.7	-
Borrowings	1,246.6	821.9
Total current liabilities	2,344.7	1,831.5

Total liabilities	3,550.2	3,156.3

Total equity and liabilities	9,095.6	8,322.9

  Consolidated Statement of Cash Flows

USD million	2Q 2017	2Q 2016	1H 2017	1H 2016
	(Unaudited)		(Unaudited)

Profit for the period	281.8	174.3	592.2	297.8

Adjustments for:
Depreciation and amortization	105.0	99.3	205.6	199.9
Equity in earnings of non-consolidated companies	(15.2)	(4.9)	(36.6)	(7.3)
Changes in provisions	0.7	1.6	1.3	1.7
Net foreign exchange results and others	64.0	(17.2)	110.0	0.5
Interest accruals less payments	3.0	4.2	2.0	6.9
Income tax accruals less payments	(278.0)	57.6	(309.6)	54.6
Changes in working capital	(140.7)	49.0	(458.5)	47.1

Net cash provided by operating activities	20.7	363.7	106.5	601.2

Capital expenditures	(98.6)	(132.4)	(182.5)	(230.2)
Proceeds from the sale of property, plant & equipment	0.3	0.3	0.4	0.5
Investment in non-consolidated companies	-	(114.4)	-	(114.4)
Dividends received from non-consolidated companies	0.1	0.1	0.1	0.1
Loans to non-consolidated companies	-	(29.4)	(23.9)	(52.0)
(Increase) decrease in Other Investments	(2.7)	31.6	(8.2)	34.1

Net cash used in investing activities	(101.0)	(244.2)	(214.2)	(362.0)

Dividends paid in cash to company's shareholders	(196.3)	(176.7)	(196.3)	(176.7)
Dividends paid in cash to non-controlling interest	(30.6)	(50.8)	(30.6)	(50.8)
Financial Lease Payments	-	-	(1.1)	-
Proceeds from borrowings	519.4	403.2	858.4	610.5
Repayments of borrowings	(318.9)	(299.7)	(527.3)	(592.5)

Net cash (used in) provided by financing activities	(26.4)	(124.0)	103.2	(209.5)

(Decrease) increase in cash and cash equivalents	(106.6)	(4.5)	(4.5)	29.7

Shipments
Thousand tons	2Q 2017	2Q 2016	1Q 2017	1H 2017	1H 2016

Mexico	1,720.4	1,754.2	1,663.0	3,383.4	3,350.9
Southern Region	599.4	549.0	545.1	1,144.5	1,108.0
Other Markets	321.0	304.5	266.7	587.7	579.4
Total steel segment	2,640.8	2,607.7	2,474.8	5,115.6	5,038.2
Total mining segment	874.5	811.4	863.4	1,737.9	1,645.8

,262.6
Revenue / ton
USD/ton	2Q 2017	2Q 2016	1Q 2017	1H 2017	1H 2016

Mexico	828	676	782	805	650
Southern Region	940	821	938	939	826
Other Markets	844	732	839	842	723
Total steel segment	855	713	822	839	697
Total mining segment	64	60	73	68	56

Net Sales
USD million	2Q 2017	2Q 2016	1Q 2017	1H 2017	1H 2016

Mexico	1,424.2	1,185.9	1,299.8	2,724.0	2,176.4
Southern Region	563.5	451.0	511.4	1,074.9	915.1
Other Markets	270.9	222.8	223.9	494.7	418.8
Total steel products	2,258.6	1,859.7	2,035.0	4,293.6	3,510.3
Other products[1]	4.1	2.5	5.0	9.1	6.9
Total steel segment	2,262.6	1,862.2	2,040.1	4,302.7	3,517.2
Total mining segment	55.6	48.4	62.6	118.2	92.2
Total steel and mining segments	2,318.2	1,910.6	2,102.7	4,420.9	3,609.5
Intersegment eliminations	(55.6)	(47.7)	(62.6)	(118.2)	(91.1)

Total net sales	2,262.6	1,862.8	2,040.1	4,302.7	3,518.3

  1   The item “Other products” primarily includes pig iron.